EXHIBIT 99.2
                                                                    ------------


VIKING ENERGY ROYALTY TRUST
---------------------------

2005 THIRD QUARTER INTERIM REPORT
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

THIRD QUARTER HIGHLIGHTS
o Total Unitholder Return of 42% comprised of 38% price appreciation and 4% yield on distribution.

o Net capital spending totaled $48.7 million with an overall success rate of 96% on the 76 gross (45.8 net) wells drilled with 1,200 boe/d of production awaiting tie-in.

o Cash Flow From Operations of $70.4 million, an $18.5 million increase over the prior quarter reflecting strong commodity prices and the Krang acquisition with monthly distributions of $0.08 per Trust Unit representing a payout ratio of 59%.

o Production averaged 25,358 boe/d with the addition of approximately 4,500 boe/d from the acquisition of Krang as compared to 20,285 boe/d in the prior quarter.

o Announced an increase in monthly distributions to $0.12 per Trust Unit for October, November and December 2005.

o Entered into an agreement to issue $175 million 6.40% Convertible Debentures with net proceeds of $167.6 million reducing bank debt to approximately $100 million subsequent to the end of the quarter.

o Subsequent to quarter end, $32 million of 10.5% Convertible Debentures were converted to Trust Units.

o Successfully integrated the Krang operations into Viking as well as strengthened internal capabilities with the addition of several senior technical and administrative employees.

FINANCIAL AND OPERATIONAL HIGHLIGHTS
                                                          THREE MONTHS ENDED        NINE MONTHS ENDED
(000'S, EXCEPT PER TRUST UNIT AND PER BOE AMOUNTS)            SEPTEMBER 30             SEPTEMBER 30
--------------------------------------------------------------------------------------------------------
                                                           2005          2004         2005         2004
--------------------------------------------------------------------------------------------------------
FINANCIAL
Revenue before royalties                               $129,680       $64,819     $301,993     $186,750
--------------------------------------------------------------------------------------------------------
Cash Flow From Operations (1)                           $70,445       $33,518     $167,912      $89,962
--------------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                    $0.41         $0.31        $1.03        $0.89
--------------------------------------------------------------------------------------------------------
Cash Distributions                                      $41,336       $26,004     $117,694      $72,767
--------------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis (2)                $0.24         $0.24        $0.72        $0.72
--------------------------------------------------------------------------------------------------------
           - Payout Ratio (3)                               59%           78%          70%          81%
--------------------------------------------------------------------------------------------------------
Net capital expenditures                                $48,710      ($2,263)      $49,923       $9,995
--------------------------------------------------------------------------------------------------------
Payout Ratio after net capital expenditures (4)            190%           73%         100%          91%
--------------------------------------------------------------------------------------------------------
Bank Debt                                                                         $267,406      $43,841
--------------------------------------------------------------------------------------------------------
OPERATIONAL
Average Daily Production
--------------------------------------------------------------------------------------------------------
     Light to Medium Oil (bbl/d)                          8,902         9,587        9,364        9,869
--------------------------------------------------------------------------------------------------------
     Heavy Oil (bbl/d)                                    2,275            --          767           --
--------------------------------------------------------------------------------------------------------
     Natural Gas Liquids (bbl/d)                          1,455           373        1,031          422
--------------------------------------------------------------------------------------------------------
     Natural Gas (mcf/d)                                 76,357        32,492       64,350       34,131
--------------------------------------------------------------------------------------------------------
     Total (boe/d at 6:1)                                25,358        15,375       21,886       15,980
--------------------------------------------------------------------------------------------------------
Average Realized Prices
--------------------------------------------------------------------------------------------------------
     Light to Medium Oil ($/bbl)                         $65.15        $48.60       $55.11       $43.80
--------------------------------------------------------------------------------------------------------
     Heavy Oil ($/bbl)                                   $47.12            --       $47.12           --
--------------------------------------------------------------------------------------------------------
     Natural Gas Liquids ($/bbl)                         $48.13        $45.26       $49.44       $39.03
--------------------------------------------------------------------------------------------------------
     Natural Gas ($/mcf)                                  $8.47         $6.79        $7.78        $6.79
--------------------------------------------------------------------------------------------------------
     Oil Equivalent ($/boe)                              $55.38        $45.75       $50.43       $42.58
--------------------------------------------------------------------------------------------------------
Unitholder Netback per boe                               $30.20        $23.66       $28.10       $20.48
--------------------------------------------------------------------------------------------------------

(1) Cash Flow From Operations excludes Asset Retirement expenditures and changes in non-cash working capital. Refer to the accompanying Management Discussion and Analysis.
(2)  Declared distributions if Trust Unit held throughout the period.
(3)  Cash distributions as a percentage of Cash Flow From Operations.
(4) Cash distributions as a percentage of Cash Flow From Operations after deducting net capital expenditures.

                                                     Viking Energy Royalty Trust


PRESIDENT'S MESSAGE

The Third Quarter of 2005 was another successful quarter for Viking. The acquisition of Krang Energy, Viking's third acquisition of 2005, was completed in July 2005 resulting in a portfolio of approximately 50% natural gas, 40% light to medium oil and 10% heavy oil. During the Third Quarter, production was 25,358 boe/d, a 5,000 boe/d increase compared to the Second Quarter primarily attributed to the Krang acquisition. Cash flow from operations for the Third Quarter aggregated to a record $70.4 million, an $18.5 million increase over the prior quarter, while distributions totaled $41.3 million for a payout ratio of 59%.

All of our activities and efforts plus strong commodity prices have allowed us to increase distributions for the Fourth Quarter of 2005 by 50% to $0.12/unit per month beginning with the October 2005 distribution. Viking's payout ratio for 2005 is expected to be about 70% of Cash Flow From Operations which is at the low end of our guidance of 70% to 90%.

OPERATIONS
Viking had a record quarter in drilling activity. Despite continuing wet weather in Western Canada, Viking drilled and participated in a total of 76 gross (45.8 net) wells with an overall success rate of 96% resulting in 27 gross (18.8 net) oil wells, 46 gross (24.7 net) gas wells and 3 gross (2.3 net) dry and abandoned wells. Capital investment in the Third Quarter was $46.2 million before net proceeds from acquisitions and divestitures of $2.5 million.

While we had a very successful quarter from a drilling perspective, the wet conditions did hamper the tie-in of a number of our new wells. We anticipate that the full production impact of this program will not be reflected until later in the Fourth Quarter, rather than at the start of the quarter as originally forecasted. With an additional 1,200 boe/d of behind pipe production expected to be brought on over the course of the Fourth Quarter combined with an active drilling program for the balance of 2005, we expect to exit the year with approximately 27,000 boe/d of productive capacity. For 2006, Viking has approved a capital spending program of $100 million and has secured the required services through the coming winter drilling season.

FINANCIAL
During the quarter, Viking announced a financing of $175 million of 6.40% convertible unsecured subordinated debentures which closed on October 20, 2005. All of the net proceeds of this financing were used to repay a portion of Viking's outstanding bank loans, resulting in a secured debt-to-cash flow ratio of 0.35 based on annualized Third Quarter Cash Flow From Operations.

On September 8, 2005, the Federal Government issued a discussion paper regarding the taxation of income trusts which has created a significant amount of uncertainty over future taxation policies and the economic productivity of income trusts. We believe that income trusts such as Viking create a positive economic benefit for the Canadian economy and that recent changes to the limited liability legislation introduced by various provinces and the planned inclusion of income trusts in the S&P/TSX Composite Index have been indicators of strong and growing support for income trusts. The market capitalization of income trusts has grown to over $150 billion funded largely by individual Canadian savings resulting in a significantly higher ownership of Canadian equities by individual Canadians. During the nine months ended September 30, 2005, Viking has provided its unitholders with a total return of 56% (45% in capital appreciation and 11% yield) sharing Canada's wealth with a broad base of individual unitholders, 50,000 individuals of which 75% are Canadians, while incurring a further $185 million in royalties, operating and capital expenditures which have additional spin-off benefits for the Canadian economy.

Viking is following the development of this issue closely and is engaged directly as well as indirectly through industry associations in making representations to the Federal Government on this issue and we encourage our unitholders to also make their views known to our politicians. We will be very disappointed if there are changes to the taxation of our sector that negatively impacts our unitholders as it is our hope that this issue will be resolved in a manner that will benefit all investors.

Finally, we extend our congratulations to those employees and contractors from Viking's Bellshill Lake operation who recently shared in Canada's largest lottery winnings of $54 million. Everyone at Viking is very happy for this well-deserving group of people. As a testament to their character, most of these new millionaires have remained committed to Viking and continue to come to work with a "business as usual" attitude. It is through such efforts by our employees and contractors that Viking continues to provide its unitholders with improving performance.


(signed)

John Zahary
President and CEO
November 8, 2005


                                                 2005 Third Quarter Report    2

                                                     Viking Energy Royalty Trust


MANAGEMENT DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") is dated November 8, 2005 and should be read in conjunction with the unaudited interim consolidated financial statements of Viking Energy Royalty Trust ("Viking") for the three months and nine months ended September 30, 2005 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004.

In this MD&A, the term Cash Flow From Operations, including on a per Trust Unit basis, is used and these terms as presented do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore they may not be comparable with the calculation of similar measures for other entities. Cash Flow From Operations as presented is not intended to represent operating profits nor should it be viewed as an alternative to cash flow from operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Cash Flow From Operations is used by management to analyze operating performance, leverage and liquidity. All references to Cash Flow From Operations throughout this MD&A are based on cash flow from operating activities before Asset Retirement expenditures and changes in non-cash working capital.

ADVISORY - This MD&A highlights significant business results and statistics from the Viking Energy Royalty Trust's unaudited interim financial statements for the three months and nine months ended September 30, 2005 and the accompanying notes thereto. In the interest of providing its Unitholders and potential investors with information regarding Viking, including management's assessment of its future plans and operations, this MD&A contains forward-looking statements that involve risks and uncertainties. Such risks and uncertainties include, but are not limited to, risks associated with conventional oil and gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources and such other risks and uncertainties described from time to time in Viking's regulatory reports and filings made with securities regulators.

Forward-looking statements in this MD&A include, but are not limited to, production volumes, operating costs, commodity prices, administrative costs, commodity price risk management activity, acquisitions and dispositions, capital spending, distributions, access to credit facilities, capital taxes, income taxes, Cash Flow From Operations and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects", and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information although considered reasonable by Viking's management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Viking assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

OVERVIEW OF FINANCIAL PERFORMANCE
Viking's Third Quarter Cash Flow From Operations of $70.4 million is $18.5 million higher than in the prior quarter due to the addition of production volumes from the acquisition of Krang Energy Inc. ("Krang") coupled with continued strong commodity prices. During the Third Quarter of 2005, the West Texas Intermediate benchmark price for crude oil averaged US$63.19 compared to US$53.17 in the prior quarter and US$43.88 in the prior year, representing a 19% and 44% increase, respectively. Viking had no oil price risk management contracts in place during the Third Quarter of 2005 resulting in the full benefit of higher oil prices flowing to Viking. Natural gas prices for AECO deliveries averaged $9.29 per mcf during the Third Quarter of 2005 compared to $7.36 in the prior quarter and $6.21 in the prior year, representing increases of 26% and 50% respectively, with Viking's natural gas forward sales contracts reducing its Third Quarter revenues by $2.0 million in 2005.

Viking's Cash Flow From Operations for the first nine months of 2005 totalled $167.9 million ($1.03 per Trust Unit) compared to $90.0 million ($0.89 per Trust
Unit) in the prior year reflecting the acquisition of Calpine Natural Gas Trust ("CNGT") on February 1, 2005, Kensington Energy Ltd. ("Kensington") effective February 18, 2005 and Krang effective July 5, 2005 along with significantly higher oil and natural gas prices. Viking's acquisitions in 2005 have increased its productive capacity from 15,000 boe/d at the end of 2004 to a Third Quarter 2005 exit volume of over 25,000 boe/d.

                                                 2005 Third Quarter Report    3

                                                     Viking Energy Royalty Trust


Viking's net income for the Third Quarter of 2005 totals $30.0 million compared to $42.1 million ($19.9 million before a $22.2 million future income tax recovery) in the prior quarter with the 2005 results reflecting the benefit of Viking's recent 5,000 boe/d increase in productive capacity from the Krang acquisition as well as increased commodity prices in both oil and natural gas. As compared to the prior year, Viking's Third Quarter net income is $12.4 million higher due to its increase in productive capacity from its recent acquisitions as well as significantly higher commodity prices.

Viking has maintained a monthly distribution of $0.08 per Trust Unit since November 2003 with its distributions representing 80% of Cash Flow From Operations in 2004 compared to 98% in 2003. In the first nine months of 2005, Viking's payout ratio was 70% with the excess Cash Flow From Operations directed to capital spending. With the distribution of $0.12 per Trust Unit in October, November and December 2005, Viking expects that its payout ratio will remain at the low end of its planned range of 70% to 90% for 2005. In 2005, the excess of its Cash Flow From Operations over distributions has been directed towards an expanded internal capital spending program, balance sheet maintenance, and debt repayment.

Viking's distribution reinvestment programs continue to be a significant source of equity capital with $16.6 million raised during the Third Quarter of 2005 ($46.2 million year-to-date), representing a participation level in excess of 40% for the Third Quarter. In addition, Viking's employees contributed $0.8 million of equity to Viking with their exercise of 141,850 Unit Options during the Third Quarter of 2005 ($5.3 million for the nine months ended September 30, 2005 on the exercise of 882,850 Unit Options). Year-to-date for 2005, Viking has raised a total of $51.5 million with the issuance of 7,627,382 Trust Units pursuant to these programs.

With the trading price of Viking's Trust Units increasing during the Third Quarter, $1.7 million of Viking's 10.5% Convertible Debentures have been converted into Viking Trust Units at a conversion price of $7.25 per Trust Unit. The conversion of these 10.5% Convertible Debentures has continued in the Fourth Quarter of 2005, with $32 million of conversions subsequent to quarter end.

At September 30, 2005, Viking's total debt (including its 10.5% Convertible Debentures) was $339.6 million representing approximately 1.2 times Cash Flow From Operations based on its 2005 Third Quarter's results and a total debt to enterprise value ratio of 17%. On October 20, 2005, Viking issued $175 million of 6.40% Convertible Debentures for net proceeds of $167.6 million, which was applied to reduce Viking's bank borrowings, essentially providing the permanent funding for the Krang acquisition.

SELECTED FINANCIAL INFORMATION
(000'S, EXCEPT PER TRUST UNIT AND PER BOE AMOUNTS)         THREE MONTHS ENDED         NINE MONTHS ENDED
                                                              SEPTEMBER 30               SEPTEMBER 30
------------------------------------------------------------------------------------------------------------
                                                             2005         2004          2005           2004
------------------------------------------------------------------------------------------------------------
Revenue before royalties                                 $129,680      $64,819      $301,993       $186,750
------------------------------------------------------------------------------------------------------------
Cash Flow From Operations (1)                             $70,445      $33,518      $167,912        $89,962
------------------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                      $0.41        $0.31         $1.03          $0.89
------------------------------------------------------------------------------------------------------------
Net Income For the Period                                 $29,988      $17,590       $89,436        $45,643
------------------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                      $0.17        $0.16         $0.55          $0.45
------------------------------------------------------------------------------------------------------------
Cash Distributions                                        $41,336      $26,004      $117,694        $72,767
------------------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis (2)                  $0.24        $0.24         $0.72          $0.72
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Total Assets                                                                      $1,291,980       $611,339
------------------------------------------------------------------------------------------------------------
Bank Loans                                                                          $267,406        $43,841
------------------------------------------------------------------------------------------------------------
10.5% Convertible Debentures                                                         $72,178        $73,740
------------------------------------------------------------------------------------------------------------
Unitholder Netback per BOE                                 $30.20       $23.66        $28.10         $20.48
------------------------------------------------------------------------------------------------------------

(1) Cash Flow From Operations excludes Asset Retirement expenditures and changes in non-cash working capital.
(2)  Declared distributions if Trust Unit held throughout the period.

                                                 2005 Third Quarter Report    4

                                                     Viking Energy Royalty Trust


RESULTS OF OPERATIONS

PRODUCTION
Viking's production in the first nine months of 2005 has been significantly increased by its acquisitions of CNGT, Kensington and Krang. Production from the Krang acquisition has been included in Viking's results since its acquisition date of July 5, 2005 including 2,275 boe/d of heavy oil.

                                             THREE MONTHS ENDED               NINE MONTHS ENDED
                                                SEPTEMBER 30                     SEPTEMBER 30
                                         ----------------------------------------------------------
 DAILY PRODUCTION VOLUME                     2005            2004            2005             2004
---------------------------------------------------------------------------------------------------
Light to Medium Oil (bbl/d)                 8,902           9,587           9,364            9,869
---------------------------------------------------------------------------------------------------
Heavy Oil (bbl/d)                           2,275              --             767               --
---------------------------------------------------------------------------------------------------
Natural Gas Liquids (bbl/d)                 1,455             373           1,031              422
---------------------------------------------------------------------------------------------------
Natural Gas (mcf/d)                        76,357          32,492          64,350           34,131
---------------------------------------------------------------------------------------------------
Total Production (boe/d at 6:1)            25,358          15,375          21,886           15,980
---------------------------------------------------------------------------------------------------

Production for the three months ended September 30, 2005 averaged 25,358 boe/d, an increase of 26% over the Second Quarter of 2005 and 65% compared to the Third Quarter of the prior year. Increases in Third Quarter production are a direct result of an additional 4,500 boe/d added by the acquisition of Krang, additional production resulting from the tie-ins of new wells drilled late in the Second Quarter and throughout the Third Quarter offset by moderate downtime resulting from processing plant turnarounds and power disruptions.

Light to medium oil production in the Third Quarter of 2005 decreased approximately 200 bbl/d from the Second Quarter and 7% from the prior year. Power disruptions coupled with turnaround activity in the Bellshill Lake area was the major contributor offset by volumes in Bashaw which recovered from third party plant turnarounds in the Second Quarter. The acquisition of Krang added 2,275 bbl/day of heavy oil in the Third Quarter, and approximately 100 bbl/d of additional light oil production.

Viking's natural gas production increased by 23% in the Third Quarter of 2005 relative to the Second Quarter and 135% relative to the prior year. The 13,600 mcf/d increase over the Second Quarter is primarily attributable to the acquisition of Krang, which added approximately 12,000 mcf/d of additional gas production. New wells tied in during the Third Quarter at Markerville and Tweedie/Wappau added incremental production of approximately 1,600 mcf/d. The increase in 2005 relative to the prior year is a result of the combined acquisitions of CNGT, Kensington and Krang in 2005, which added approximately 40,000 mcf/d of gas production.

PRICING

                                                  THREE MONTHS ENDED             NINE MONTHS ENDED
                                                     SEPTEMBER 30                   SEPTEMBER 30
                                              -------------------------------------------------------
AVERAGE REALIZED PRICES                           2005           2004            2005           2004
-----------------------------------------------------------------------------------------------------
Light to Medium Oil ($/bbl)                     $65.15         $48.60          $55.11         $43.80
-----------------------------------------------------------------------------------------------------
Heavy Oil ($/bbl)                               $47.12             --          $47.12             --
-----------------------------------------------------------------------------------------------------
Natural Gas Liquids ($/bbl)                     $48.13         $45.26          $49.44         $39.03
-----------------------------------------------------------------------------------------------------
Natural Gas ($/mcf)                              $8.47          $6.79           $7.78          $6.79
-----------------------------------------------------------------------------------------------------
Average Price ($/boe)                           $55.38         $45.75          $50.43         $42.58
-----------------------------------------------------------------------------------------------------

In 2005, Viking's realized price of $55.38 per boe for the Third Quarter and $50.43 per boe for the year-to-date represents a 21% and 18% increase over the prior year, respectively. Viking's Third Quarter light to medium oil prices are 34% higher than in the prior year while its natural gas prices are 25% higher. On a year-to-date basis, Viking's light to medium oil prices are 26% higher than in 2004 and its natural gas prices are 15% higher. Typically, Viking's light to medium oil price realizations reflect a 16% discount from the West Texas Intermediate benchmark price while its natural gas realizations reflect a 4% premium over the monthly average price for natural gas delivered to the AECO hub. Upon its acquisition of Krang, Viking's overall price realization is expected to be slightly reduced with the addition of heavy oil production to its production mix, which trades at a discount of approximately 28% relative to Viking's light to medium oil production.

                                                 2005 Third Quarter Report    5

                                                     Viking Energy Royalty Trust


REVENUES

The following compares Viking's revenues for the Third Quarter and year-to-date
2005 with its revenues in the prior year:
                                                                  THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                     SEPTEMBER 30                 SEPTEMBER 30
                                                            --------------------------------------------------------
(IN 000'S)                                                        2005           2004           2005           2004
--------------------------------------------------------------------------------------------------------------------
Light to Medium Oil sales                                      $53,355        $42,864       $140,879       $118,447
Heavy Oil sales                                                  9,860             --          9,860             --
Natural Gas sales                                               59,528         20,306        136,680         63,482
Natural Gas Liquids sales and Other                              6,444          1,556         13,916          4,518
--------------------------------------------------------------------------------------------------------------------
Total Sales Revenue                                            129,187         64,726        301,335        186,447
Amortization of commodity price contracts
     - Deferred gain on change in accounting                         6             93             18            303
     - Mark-to-market deficiency on assumed contracts              487             --            640             --
--------------------------------------------------------------------------------------------------------------------
Total Revenues                                                $129,680        $64,819       $301,993       $186,750
--------------------------------------------------------------------------------------------------------------------

Light to medium oil sales revenues in the Third Quarter of 2005 were $10.5 million (or 24%) higher than in the prior year as the $14.6 million favourable variance from a 34% increase in price was offset by a $4.1 million shortage attributed to a 7% reduction in light to medium oil production. With its three corporate acquisitions in 2005, Viking added approximately 1,281 bbl/d of light to medium oil productive capacity, which has not been enough to offset the lost production from the sale of its southeast Saskatchewan properties at the end of the First Quarter 2005, lost production due to power disruptions encountered at Bellshill Lake and the natural decline in its production. Similarly on a year-to-date basis, Viking's 2005 light to medium oil revenues were $22.4 million higher than in 2004 as a $30.5 million favourable price variance was offset by a $8.1 million decrease due to reduced production volumes. The 2005 and 2004 light to medium oil sales revenues do not include any gains or losses in respect of oil price risk management activities.

During the Third Quarter of 2005, Viking's acquisition of Krang added $9.9 million of revenue from the sale of 2,275 bbl/d of heavy oil.

Natural gas sales revenues in the Third Quarter of 2005 were $39.2 million (or 193%) higher than in the prior year due to the 135% increase in natural gas production along with a 25% increase in the realized price accounting for $34.2 million and $5.0 million of the favourable variance, respectively. Similarly on a year-to-date basis, Viking's 2005 natural gas revenues are $73.2 million higher than in 2004 with the increase in production accounting for $63.9 million of the increase while a 15% (or $0.99 per mcf) increase in price provided a further $9.3 million improvement.

During the Third Quarter of 2005, Viking's natural gas sales revenues were reduced by $2.0 million in respect of fixed price forward sales contracts assumed on the CNGT and Krang acquisitions and $2.5 million year-to-date. This revenue reduction is partially offset for accounting purposes by a $487,000 amortization adjustment reflecting a portion of the loss accrued on the respective acquisition dates of CNGT and Krang ($640,000 year-to-date).

ROYALTIES

For purposes of this MD&A and its financial statement presentation, Viking aggregates its royalties with mineral taxes and its Alberta Royalty Tax Credits as follows:

                                                          THREE MONTHS ENDED           NINE MONTHS ENDED
                                                             SEPTEMBER 30                 SEPTEMBER 30
                                                      ------------------------------------------------------
(IN 000'S EXCEPT PERCENTAGE AMOUNTS)                      2005           2004           2005           2004
------------------------------------------------------------------------------------------------------------
Royalties on Oil and Natural Gas Liquids sales         $10,222         $6,012        $23,683        $16,897
    As a percent of sales                               (14.7%)        (13.5%)        (14.4%)        (13.7%)
Royalties on Natural Gas sales                          12,640          3,075         25,859         11,096
    As a percent of sales                               (21.2%)        (15.1%)        (18.9%)        (17.5%)
Mineral taxes                                              409          1,095          5,268          3,104
Alberta Royalty Tax Credits                               (349)          (239)        (1,038)          (704)
------------------------------------------------------------------------------------------------------------
Total Royalties                                        $22,922         $9,943        $53,772        $30,393
------------------------------------------------------------------------------------------------------------
    As a percent of Total Revenues                         18%            15%            18%            16%
------------------------------------------------------------------------------------------------------------

                                                 2005 Third Quarter Report    6

                                                     Viking Energy Royalty Trust


Viking's royalties on oil production continue to trend at approximately 14% of sales revenue while the royalties on natural gas production will likely average 19% for 2005 resulting in an overall royalty rate of approximately 18% expected for 2005 compared to 16% in the prior year. In 2005, mineral taxes are expected to be approximately double prior years due to the additional mineral tax obligations on the lands acquired with the CNGT acquisition.

OPERATING COSTS
                                                   THREE MONTHS ENDED            NINE MONTHS ENDED
                                                      SEPTEMBER 30                 SEPTEMBER 30
                                              -------------------------------------------------------
                                                   2005           2004           2005           2004
-----------------------------------------------------------------------------------------------------
Operating costs (in 000's)                      $25,064        $13,523        $53,832        $40,133
-----------------------------------------------------------------------------------------------------
     - on a per boe basis                        $10.74          $9.56          $9.01          $9.17
-----------------------------------------------------------------------------------------------------
Transportation costs (in 000's)                  $2,216           $918         $4,042         $2,636
-----------------------------------------------------------------------------------------------------

Operating costs for three months ended September 30, 2005 are $11.5 million higher than the prior year and are $11.4 million higher than the Second Quarter of 2005. Compared to the prior year and the prior quarter, the operating costs in the Third Quarter 2005 reflect the additional operating costs associated with the combined acquisitions of CNGT, Kensington and Krang, as well as additional costs due to the delay in well servicing and routine maintenance from the Second Quarter to the Third Quarter due to the wet weather, higher power costs due to price increases and one time third party processing fee adjustments. Power prices in Alberta were over 50% higher in August and September than in the second quarter as disruptions in coal fired electrical supply were replaced by natural gas fired co-generation, which is dependant upon a much higher priced natural gas feedstock. On a per-unit basis, the increase in operating costs in the Third Quarter reflects the delay in Second Quarter spending to the Third Quarter, as well as increased power prices.

Operating costs for the nine months ended September 30, 2005 are $13.7 million higher than the prior year due to the addition of costs from the CNGT, Kensington and Krang acquisitions, offset by efforts made to reduce overall operating costs from the prior year and improved blending revenues in 2005. These cost reductions are reflected in the per unit reduction of $0.16 per boe compared to 2004 year-to-date operating costs.

Viking's transportation costs are primarily related to its costs of delivering natural gas to Alberta's natural gas sales hub, the AECO Storage Hub, as well as to a much lesser extent, its cost of its trucking of crude oil to pipeline receipt points. The significant increase in Viking's transportation costs is a result of the near doubling of its natural gas production with the acquisition of CNGT, Kensington and Krang. The majority of Viking's crude oil production is sold at the battery and as a result its transportation costs are relatively small.

GENERAL AND ADMINISTRATIVE EXPENSES
                                                        THREE MONTHS ENDED           NINE MONTHS ENDED
                                                           SEPTEMBER 30                 SEPTEMBER 30
                                                      ---------------------------------------------------
                                                         2005           2004         2005           2004
---------------------------------------------------------------------------------------------------------
General and Administrative costs (in 000's)            $3,917         $2,367      $10,083         $8,289
---------------------------------------------------------------------------------------------------------
     - on a per BOE basis                               $1.68          $1.67        $1.69          $1.89
---------------------------------------------------------------------------------------------------------
Unit-based compensation (in 000's)                       $438           $170       $1,542           $170
---------------------------------------------------------------------------------------------------------

Viking's general and administrative costs for the Third Quarter of 2005 are $1.6 million higher than the prior year and $0.8 million higher than the prior quarter primarily due to additional staffing and consulting required as a result of Viking's three corporate acquisitions in 2005 including the integration of Krang's operations and administrative activities into Viking in the Third Quarter. On a per unit basis, Viking's Third Quarter costs are relatively flat with the prior year.

On a year-to-date basis, Viking's general and administrative costs in 2005 are $1.8 million higher than in the prior year, a result of increased staffing and consulting to support its increased size as well as one time costs to streamline Viking's corporate structure.

In the Third Quarter, Viking has retroactively changed its method of accounting for unit-based compensation from the "intrinsic" method to the "fair value" method as a result of further review of its accounting policy after receiving comments from the Alberta Securities Commission and reviewing revised guidance provided by the Financial Accounting Standards Board in the United States. Viking's adoption of the fair value method, which is retroactive to January 1, 2003, has resulted in a negligible difference to its reported earnings in prior periods, and accordingly, no adjustments to prior periods have been made.

                                                 2005 Third Quarter Report    7

                                                     Viking Energy Royalty Trust


During the Third Quarter of 2005, Viking's employees exercised 141,850 options for cash proceeds of $843,000, which after reflecting the 43,200 options cancelled during the quarter, leaves 987,300 options outstanding at the end of September. Viking's unit-based compensation expense in respect of its option plan totals $6,000 for the three months ended September 30, 2005 and $18,000 for the nine months ended September 30, 2005, as compared to $170,000 in the same period in 2004.

During the Third Quarter of 2005, Viking granted 147,500 Restricted Awards and 147,500 Performance Awards reflecting the heightened competitive environment in Calgary's oil and natural gas sector. This brings total grants issued during 2005 to 329,400 Restricted Awards and 299,400 Performance Awards. Additionally, 4,125 Restricted Awards vested, resulting in the issuance of 4,740 Trust Units during the quarter. 18,000 Restricted Units and 18,000 Performance Units were cancelled in the quarter as a result of employee turnover, leaving a balance of 334,650 Restricted Awards and 333,150 Performance Awards at September 30, 2005. During the three months ended September 30, 2005, Viking recorded $432,000 of unit-based compensation expense in respect of its Unit Award Incentive Plan which accumulates to $1,524,000 for the first nine months of 2005.

INTEREST AND FINANCING CHARGES
                                                       THREE MONTHS ENDED          NINE MONTHS ENDED
                                                          SEPTEMBER 30               SEPTEMBER 30
                                                   ----------------------------------------------------
(IN 000'S)                                             2005           2004         2005           2004
-------------------------------------------------------------------------------------------------------
Interest on bank loan borrowings                     $2,583           $939       $5,187         $3,433
Interest on 10.5% Convertible Debentures              1,958          1,982        5,864          5,861
Amortization of deferred charges                        171            170          506            507
Accretion of discount on Convertible Debentures          51             35          128            115
-------------------------------------------------------------------------------------------------------
Total interest expense                               $4,763         $3,126      $11,685         $9,916
-------------------------------------------------------------------------------------------------------

Viking increased its bank borrowings in the Third Quarter by approximately $181.6 million to fund the acquisition of Krang, and as a result, the related interest expense increased $1.6 million compared to the prior year. The average interest rate in the Third Quarter of 2005 was 3.7%, which is virtually unchanged from the prior quarter and lower than the average interest rate of 4.3% in the Third Quarter 2004.

During the first nine months of 2005, Viking's bank debt increased by $310.3 million in respect of cash paid for the Kensington and Krang shares plus the debt assumed and closing costs paid on the each of its three acquisitions while net repayments in the year totalled $72.2 million, funded primarily by the excess of Cash Flow From Operations over distributions paid and capital expenditures plus the proceeds from the sale of assets in southeast Saskatchewan. In 2004, Viking's bank borrowings were reduced by approximately $75.6 million during the first nine months of the year, mainly a result of the issuance of 9.6 million Trust Units for net proceeds of $51.7 million in July 2004.

The interest on Viking's bank borrowing during the Third Quarter of 2005 is $1.0 million higher than in the prior quarter, due to the additional borrowing to fund the acquisition of Krang, as well as slightly increased costs of borrowing.

Interest on Viking's 10.5% Convertible Debentures of $2.0 million is essentially unchanged quarter-to-quarter except to reflect the number of days in each quarter and any conversions. During the Third Quarter of 2005, $1.7 million of 10.5% Convertible Debentures were converted into Trust Units, resulting in a modest reduction to the current year's interest costs. The related issue costs of $3.4 million are being amortized on a straight line basis over a five year term while the amortization of their discounting, to reflect the equity component of the 10.5% Convertible Debentures, follows an imputed present value methodology.

CAPITAL AND OTHER TAXES
Viking is liable for the Large Corporations Tax on the capital base for its wholly-owned corporate subsidiary and makes monthly instalments in respect of this liability. The Large Corporations Tax is currently scheduled to be eliminated by 2008 with the rate reducing from 0.2% in 2004 to 0.175% in 2005. In addition, as a result of its internal reorganization on May 1, 2005, Viking has one corporate subsidiary with a reduced exposure to the Large Corporations Tax as the direct ownership of Viking's oil and natural gas assets has shifted to an internal wholly-owned partnership.

During the first nine months of 2005, Viking paid $671,000 for both its instalments on 2005 Large Corporations Tax liability as well as the final payments on its 2004 liabilities compared to $1,244,000 in 2004. This reduction is due to the lower rate for the Large Corporations Tax plus Viking's reduced exposure to the Large Corporations Tax.

                                                 2005 Third Quarter Report    8

                                                     Viking Energy Royalty Trust


Viking's internal restructuring has also eliminated the requirement for its Future Income Tax provision resulting in a $23.0 million reduction in 2005.

DEPLETION, DEPRECIATION AND ACCRETION
In the Third Quarter of 2005, Viking's charge for depletion, depreciation and accretion ("DD&A") totalled $40.3 million compared to $31.3 million in the Second Quarter of 2005 and $17.7 million in the Third Quarter of the prior year. Viking's acquisition of Krang increased its average daily production from 20,285 boe/d to 25,358 boe/d, which when coupled with an increased DD&A rate from $16.01 per boe to $16.62 per boe resulted in an increase in the quarter-over-quarter DD&A charge. Relative to 2004, Viking's DD&A charge reflects a 37% increase in average daily production along with a higher DD&A rate of $16.62 per boe in 2005 compared to $12.62 per boe in the prior year with the change reflecting the acquisitions of CNGT, Krang and Kensington. In 2005, Viking's DD&A charge also includes $0.64 per boe accretion charge in respect of its Asset Retirement Obligations compared to $0.60 per boe in 2004.

GOODWILL
Viking has accumulated $184.9 million of goodwill on its acquisitions of KeyWest Energy Corporation, CNGT and Kensington as the respective purchase price exceeded the net identifiable assets and liabilities. This goodwill is not amortized but is subject to an annual impairment test. To September 30, 2005, there has been no impairment of goodwill recorded.

LOSSES ON COMMODITY PRICE RISK MANAGEMENT
In 2005, Viking's commodity price risk management activities have been limited to contracts assumed on its acquisitions of Krang and CNGT. The contracts inherited from CNGT that related to periods prior to April 1, 2005 were natural gas price risk management contracts and for the periods subsequent to March 31, 2005 are natural gas fixed price forward sales contracts. Upon their acquisition on February 1, 2005, CNGT's natural gas price risk management contracts had a market value of $86,000 while its fixed price forward sales contracts had a mark-to-market deficiency of $816,000. The contracts inherited with the acquisition of Krang on July 5, 2005 were natural gas fixed price forward sales contracts that at the date of acquisition, had a mark-to-market deficiency of $440,000.

During the First Quarter of 2005, Viking received cash settlements totalling $119,000 in respect of the natural gas price risk management contracts which collared prices on 15,300 GJ/d with a weighted average floor price of $5.74/GJ and a price cap of $7.78/GJ. Viking's financial results include a $33,000 gain on the settlement of these contracts with the balance being recognized as a recovery of the value ascribed to the contracts upon their assumption by Viking. See the discussion of Revenues in this MD&A for more information on the financial reporting of the fixed price forward sales contracts during the Third Quarter of 2005.

During the first nine months of 2004, Viking reported $3.2 million of cash settlement losses in respect of commodity price risk management contracts, primarily oil price contracts, of which $0.7 million was incurred during the Third Quarter of 2004. Canadian accounting standards requires that the accounting for such financial instruments be segregated from the accounting for physical sales activities.

Viking has the following fixed price forward sales contracts in place at September 30, 2005:

           NATURE OF CONTRACT                QUANTITY            PERIOD                      PRICE/RATE
     ---------------------------------------------------------------------------------------------------
     Natural Gas - fixed price             5,000 GJ/d     October 1/05 - October 31/05         $6.17/GJ

     Natural Gas - fixed price             5,000 GJ/d     October 1/05 - October 31/05         $6.67/GJ

     Natural Gas - fixed price             2,000 GJ/d     October 1/05 - October 31/05         $6.40/GJ

     Natural Gas - fixed price             3,000 GJ/d     October 1/05 - October 31/05         $6.45/GJ

     Natural Gas - fixed price             3,000 GJ/d     October 1/05 - October 31/05         $6.75/GJ

     Natural Gas - fixed price             5,000 GJ/d      November 1/05 - March 31/06         $6.83/GJ

     Natural Gas - fixed price             5,000 GJ/d      November 1/05 - March 31/06         $7.33/GJ
     ---------------------------------------------------------------------------------------------------

As at September 30, 2005, these fixed price forward sales contracts had a mark-to-market deficiency of approximately $12.2 million. Canadian accounting standards do not require that the mark-to-market of fixed price forward sales contracts be accrued in the financial statements at the end of each accounting period. At September 30, 2004, Viking's unsettled commodity price risk management contracts had a mark-to-market deficiency of $1.0 million and Canadian accounting standards required that this deficiency be accrued in Viking's financial statements.

                                                 2005 Third Quarter Report    9

                                                     Viking Energy Royalty Trust


Since January 2004, Viking has not entered into any commodity price risk management contracts other than the contracts assumed with its acquisitions of CNGT and Krang. Viking does not currently intend to significantly change its approach to commodity price risk management.

NET INCOME AND CASH FLOW FROM OPERATIONS
Viking's Net Income for the Third Quarter of 2005 totalled $30.0 million with Cash Flow From Operations aggregating to $70.4 million compared to Net Income of $17.6 million and Cash Flow From Operations of $33.5 million in the prior year. Compared to the prior year, the $12.4 million improvement in Net Income reflects the increase in production from Viking's recent acquisitions coupled with substantial commodity price improvements.

QUARTERLY FINANCIAL INFORMATION
=======================================================================================================================
                               2003                         2004                                      2005
                            ===========================================================================================
                               FOURTH      FIRST     SECOND      THIRD       FOURTH       FIRST     SECOND      THIRD
                               QUARTER    QUARTER    QUARTER    QUARTER      QUARTER     QUARTER    QUARTER    QUARTER
                            ===========================================================================================
TOTAL SALES REVENUES           $57,357    $59,198    $62,547     $64,819     $61,828     $82,342    $89,971   $129,680
-----------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM
OPERATIONS (1)                 $24,531    $26,764    $29,681     $33,518     $34,860     $45,543    $51,923    $70,445
           - per Trust Unit      $0.25      $0.28      $0.30       $0.31       $0.32       $0.31      $0.31      $0.41
-----------------------------------------------------------------------------------------------------------------------
NET INCOME                   $(94,886)    $14,315    $13,739     $17,590     $29,907     $17,343    $42,105    $29,988
           - per Trust Unit    $(0.98)      $0.15      $0.14       $0.16       $0.27       $0.12      $0.25      $0.17
CASH DISTRIBUTIONS (2)         $25,144    $23,333    $23,430     $26,004     $26,512     $35,686    $40,672    $41,336
           - per Trust Unit      $0.26      $0.24      $0.24       $0.24       $0.24       $0.24      $0.24      $0.24
-----------------------------------------------------------------------------------------------------------------------
PAYOUT RATIO (3)                  102%        87%        79%         78%         76%         78%        78%        59%
=======================================================================================================================

(1) Cash Flow From Operations excludes Asset Retirement expenditures and changes in non-cash working capital.
(2)  Declared distributions if Trust Unit held throughout the period.
(3)  Cash distributions as a percentage of Cash Flow From Operations.

Revenues in the first three quarters of 2005 have increased substantially, with Third Quarter revenues in 2005 more than doubling the revenues reported in the Third Quarter of the prior year. This is the result of the acquisitions of CNGT, Kensington and Krang as well as continued strength in commodity prices with the absence of losses from commodity price risk management contracts.

In 2005, Viking's revenues had trended upward with improving oil prices and reduced losses from oil price risk management contracts offsetting declining production. Similarly, Viking's 2005 quarterly Cash Flow From Operations has increased each quarter, with the growth attributed to recent acquisitions and higher commodity prices.

In the Third Quarter of 2005, Viking's Net Income decreased by $12.1 million as compared with the prior quarter, as the prior quarter's Net Income included a one-time future income tax recovery of $22.2 million attributed to Viking's internal corporate restructuring. Before this one-time adjustment to Second Quarter Net Income, Third Quarter Net Income was $10.1 million higher than the prior quarter, primarily a result of the acquisition of Krang. Prior to 2005, Viking's Net Income reflected the trends in its Cash Flow From Operations except for the Fourth Quarter of 2004 which included a $13.0 million reduction in Future Income Tax provisions and the Fourth Quarter of 2003 which included a $130.0 million impairment charge.

Since November of 2003, Viking's monthly distributions have been $0.08 per Trust Unit while the improvement in Cash Flow From Operations has been directed to an increased level of development activity and reduced bank borrowings. Viking's payout ratio, defined as Cash Distributions to Cash Flow From Operations, was 59% during the Third Quarter of 2005 compared to 78% in the prior year. The year-to-date payout ratio in 2005 is 70% compared to 80% for the full year in 2004 and 98% in 2003.

                                                 2005 Third Quarter Report    10

                                                     Viking Energy Royalty Trust


NETBACK PRICING (1)
                                                         THREE MONTHS ENDED           NINE MONTHS ENDED
                                                            SEPTEMBER 30                SEPTEMBER 30
                                                      ----------------------------------------------------
(PER BOE)                                                2005           2004          2005           2004
----------------------------------------------------------------------------------------------------------
Sales                                                  $55.38         $45.75        $50.43         $42.58
Royalties                                                9.83           7.03          9.00           6.94
Operating Costs                                         10.74           9.56          9.01           9.17
Transportation                                           0.95           0.65          0.68           0.60
----------------------------------------------------------------------------------------------------------
Operating Netback                                       33.86          28.51         31.74          25.87
Cash settlements on commodity price contracts              --           0.52        (0.01)           0.73
General and administrative                               1.68           1.67          1.69           1.89
Severance and other                                        --           0.20            --           0.33
Interest on Bank Loans                                   1.11           0.66          0.87           0.78
Interest on Convertible Debentures                       0.84           1.43          0.98           1.36
Capital and other taxes                                  0.03           0.37          0.11           0.30
----------------------------------------------------------------------------------------------------------
Unitholder Netback                                     $30.20         $23.66        $28.10         $20.48
----------------------------------------------------------------------------------------------------------

(1) Certain key performance indicators and industry benchmarks as presented do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

Third Quarter Unitholder Netbacks compared to the prior year have improved primarily due to higher commodity prices and the absence of losses on commodity price risk management contracts offset by increased operating costs due to the deferred spending in the Second Quarter of 2005 and increased interest costs as a result of increased borrowings for the Krang acquisition.

CAPITAL EXPENDITURES
                                                          THREE MONTHS ENDED      NINE MONTHS ENDED
 NATURE OF EXPENDITURES (IN 000'S)                        SEPTEMBER 30, 2005     SEPTEMBER 30, 2005
----------------------------------------------------------------------------------------------------
Development Drilling                                                 $33,256                $47,669
Capital workovers                                                      4,109                  4,764
Gathering lines                                                        3,328                  4,379
Facilities and other                                                   5,377                  7,415
Asset Retirement expenditures                                            142                    394
----------------------------------------------------------------------------------------------------
Total Capital Expenditures                                            46,212                 64,621
Net investment (proceeds) from acquisitions & divestitures             2,498                (14,698)
----------------------------------------------------------------------------------------------------
Net Capital Spending                                                 $48,710                $49,923
----------------------------------------------------------------------------------------------------

During the Third Quarter of 2005, Viking drilled and participated in 76 gross (45.8 net) wells with an overall success rate of 96%. The program resulted in 27 gross (18.8 net) oil wells, 46 gross (24.7 net) gas wells and 3 gross (2.3 net) dry and abandoned wells. Active areas included Alexis, where Viking drilled and participated in 10 gross (4.5 net) wells continuing its successful infill program in the Alexis Banff unit, as well as expanding activity to the Banff and Nordegg pools located adjacent to the unit. The Edmonton sands program in the Markerville area was very active with a total of 21 gross (9.4 net) gas wells drilled with a 100% success rate. The Markerville Pekisko drilling program was just started in the quarter with 1 gross (0.9 net) wells completed, and 4 remaining wells to be drilled in the Fourth Quarter. At Kindersley, the first phase of the infill drilling program at the Eagle Lake unit was completed, with 12 gross (9.4 net) light oil wells drilled with 100% success rate. In the Peace River Arch area, 6 gross wells (3.8 net), were drilled including 4 gross (2 net) exploratory wells in the Worsley area.

While Viking had a very successful quarter with respect to its drilling program, the wet conditions did hamper the accelerated completion and tie-in of the new wells. As a result, the full production impact of the Third Quarter drilling activity is not expected to be fully seen until later in the Fourth Quarter of 2005.

                                                 2005 Third Quarter Report    11

                                                     Viking Energy Royalty Trust


ASSET DISPOSITIONS
In August 2005, Viking disposed of its Bolloque property for approximately $5.2 million, acquired an additional working interest in its Bellshill Lake Unit for $7.9 million, disposed of its Cadogan property for proceeds of $3.3 million, and acquired an additional working interest in its Leaman property for $3.8 million. Viking also disposed of its interest in its Cherhill property for proceeds of $0.7 million. These transactions are in keeping with Viking's strategy to continue to rationalize its non-core properties and acquire additional working interests in its existing properties with the expectation that the activity will not be material to production volumes but will result in improved operating efficiencies. Year-to-date, Viking's only other significant property sale was its disposition of its southeast Saskatchewan property in the First Quarter for $17.3 million, which was determined not to be of the critical size (345 boe/d) that Viking could afford to commit the operational and technical resources required to optimize its production.

ASSET RETIREMENT OBLIGATION
At the end of 2004, Viking had estimated the future cost to abandon its oil and gas wells and related processing facilities including the reclamation of the site and related access roads at $152.8 million over the next 55 years, a $49.6 million obligation after an adjustment for an 8.6% discount factor and a 2% inflation factor. Viking's asset retirement obligation increased by $8.7 million representing a future liability of $22.8 million over the next 27 years in respect of the properties acquired from CNGT and a further $1.9 million for the Kensington properties. During the Third Quarter of 2005, Viking added an additional $5.3 million to its asset retirement obligation with respect to the Krang assets acquired, based on an undiscounted liability of $8.3 million. Viking's asset retirement obligation has been further increased by $4.7 million in the nine months ended September 30, 2005. The undiscounted obligation has been reduced by $2.2 million to reflect the sale of the southeast Saskatchewan properties ($905,000 on a discounted basis) offset by an increase of $4.2 million ($1.8 million on a discounted basis) to reflect additional liabilities incurred as a result of 2005 drilling activity. A further $3.8 million increase has been recorded in respect of the accretion charge on the obligation with net expenditures totalling $394,000.

LIQUIDITY AND CAPITAL RESOURCES
At the end of 2004, Viking had bank borrowings of $29.4 million and a $170 million credit facility. Concurrent with its acquisition of CNGT (via its Trust Unit exchange offer effective February 1, 2005), Viking increased its credit facility to $225 million to enable its refinancing of the CNGT bank borrowings ($71 million) as well as to finance the acquisition of Kensington ($45.8 million including $12 million of bank loan refinancing). Concurrent with its acquisition of Krang ($175.1 million including $39 million of bank loan refinancing), Viking further increased its credit facilities to $350 million including a $75 million Senior Bridge Credit Facility which had a January 31, 2006 maturity date. In aggregate, including $18.4 million of acquisition costs, Viking's three acquisitions required $310.3 million of bank financing.

During the first nine months of 2005, Viking generated $167.9 million of Cash Flow From Operations and declared distributions to unitholders of $117.7 million, representing a payout ratio of 70% and a Cash Flow From Operations surplus of $50.2 million. Viking's unitholders have maintained a participation in its distribution reinvestment programs in excess of 40% throughout 2005 which resulted in $46.2 million of declared distributions being settled with the issuance of Trust Units and the surplus of Cash Flow From Operations after distributions and distribution reinvestment totalling $96.4 million. On September 27, 2005 Viking increased its distribution to $0.12 per Trust Unit for the months of October, November and December 2005.

Viking's capital spending program for 2005 during the first six months was constrained initially to allow time for additional technical work on assets acquired in the CNGT acquisition and then in the second quarter by unusually wet weather resulting in capital spending aggregating to $18.2 million almost entirely funded by the $17.3 million of proceeds from the disposition of the southeast Saskatchewan properties. During the Third Quarter, Viking's capital spending program included drilling and participating in 76 gross wells at an aggregate cost of $46.2 million.

By the end of September 2005, Viking's bank borrowings had increased to $267.4 million as a result of its acquisitions and capital spending offset by its surplus Cash Flow From Operations after distributions and distribution reinvestment. Viking's total debt (including $72.2 million of 10.5% Convertible Debentures) to Cash Flow From Operations, based on annualized Third Quarter results is 1.2 while its bank debt to Cash Flow From Operations is 0.95.

The trading price of Viking Trust Units increased by approximately $1.00 late in the Third Quarter of 2005 and this has encouraged the conversion of over $32 million of Viking's 10.5% Convertible Debentures subsequent to the end of the Third Quarter.

With its Trust Units trading around $9.75, Viking entered into a bought deal agreement with a syndicate of underwriters on September 29, 2005 to issue $150 million of 6.40% Convertible Unsecured Subordinated Debentures with a conversion price of $11.50 per Trust Unit representing an 18% premium over market. The syndicate of underwriters exercised their option to increase the offering to $175 million on October 3, 2005. Subsequent to the closing of this offering, the net proceeds of $167.6 million were applied to reduce Viking's bank borrowings including the full repayment and cancellation of the $75

                                                 2005 Third Quarter Report    12

                                                     Viking Energy Royalty Trust


million Senior Bridge Credit Facility leaving Viking with credit facilities totalling $275 million and approximately $175 million of undrawn facilities.

The $250 million Extendible Revolving Term Credit Facility and $25 million Operating Credit Facility have an initial term to June 30, 2006 but could be extended for an additional 364 days on an annual basis with the agreement of the lenders. If the agreement was not extended, these credit facilities would mature in two years thereafter with no principal repayment prior to maturity provided the borrowings are not in excess of the borrowing base.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
Viking has contractual obligations entered into during the normal course of operation including the leasing of assets, operating agreements, transportation commitments and sales commitments. These commitments were disclosed in Viking's annual MD&A for the year ended December 31, 2004. In addition to the CNGT Combination Agreement, the $225 million Credit Agreement dated January 31, 2005 and the Kensington Pre-Acquisition Agreement disclosed in its MD&A for the year ended December 31, 2004, Viking has entered into the significant contracts described below.

On June 28, 2005, Viking entered into an acquisition agreement with Krang which provided for the acquisition of Krang by Viking for $3.35 per share with the offer open for acceptance until July 22, 2005. In addition, Viking entered into hard lock-up agreements with Krang shareholders pursuant to which 90.5% of the outstanding fully diluted shares of Krang were committed to the transactions. Subsequent thereto, Viking acquired all of the remaining Krang shares not deposited under its offer pursuant to the compulsory acquisitions provisions of the Business Corporations Act (ALBERTA).

On July 22, 2005, Viking entered into a $350 million Credit Agreement as fully described in the Liquidity and Capital Resources discussion of this MD&A.

On September 29, 2005, Viking entered into an agreement to sell on a "bought deal" basis $175 million of 6.40% Convertible Debentures to a syndicate of underwriters and on October 20, 2005 received proceeds of $167.6 million.

OFF BALANCE SHEET ARRANGEMENTS
As discussed in Commodity Price Risk Management, Viking enters into commodity price contracts from time to time to manage its exposure to fluctuating commodity prices. To the extent these contracts remain outstanding at the end of a reporting period, their mark-to-market value (or deficiency) has been recorded on the balance sheet with changes reflected in the statement of earnings.

In addition, Viking enters into lease agreements all of which are operating leases with the related costs expensed as an operating or general and administrative expense. Viking has not entered into any guarantee or off balance sheet arrangements that would adversely impact its financial position or results of operations.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS
The Canadian Institute of Chartered Accountants ("CICA") has issued the following accounting pronouncements that have been evaluated by Viking:

         REDEEMABLE AND RETRACTABLE SHARES - On November 5, 2004, the CICA issued EIC-149 "Accounting for Retractable or Mandatorily Redeemable Shares" that lists specific criteria required to be met in order for entities to reflect trust units and exchangeable shares as either a liability or equity in their financial statements. Viking's trust units met the required criteria to be reflected as Unitholders' Equity and no additional presentation or disclosure is required.

         FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT - On January 27, 2005, the Accounting Standards Board ("AcSB") issued CICA Handbook section 3855 "Financial Instruments - Recognition and Measurement," CICA Handbook section 1530 "Comprehensive Income" and CICA Handbook section 3865 "Hedges" that deal with the recognition and measurement of financial instruments and comprehensive income. These new standards are intended to harmonize Canadian standards with United States and International accounting standards and are effective for annual and interim periods in fiscal years beginning on or after October 1, 2006. These new standards will impact Viking's financial reporting in future periods.

CRITICAL ACCOUNTING ESTIMATES
In the preparation of Viking's interim consolidated financial statements, management must use estimates based on the best information available at the reporting date. Viking's management has designed internal controls and reporting processes to provide assurance to users of its financial information as to their accuracy and completeness. Financial results incorporate estimates on the following items:

                                                 2005 Third Quarter Report    13

                                                     Viking Energy Royalty Trust


    o Depletion, depreciation and accretion are based on estimates of oil and gas reserves. The risks associated with reserve recovery and estimation are disclosed in more detail in Viking's annual MD&A for the year ended December 31, 2004.
    o    Estimated fair values of commodity price contracts.
    o    Estimated value of future income tax liabilities.
    o Estimated value of asset retirement obligations that is dependent upon the future costs and timing of related expenditures.
    o    Estimated fair value of unit-based compensation.

FEDERAL INCOME TAX CONSULTATION PROCESS

On September 8, 2005, the Government of Canada issued a discussion paper to launch an open and transparent consultation with the stakeholders on tax issues related to business income trusts and other flow-through entities. The issues identified for consideration and consultation with respect to flow through entities includes:

o The impact of the tax treatment for flow through entities on how businesses are organized in Canada. o Flow through entities' impact on federal tax revenues. o The potential role that tax-exempt investors may have in capital markets. o The impact of flow through entities' tax treatment on the Canadian economy.

The announcement of a consultation process on tax issues relating to business income trusts and other flow through entities has created a significant amount of uncertainty with respect to the future tax the Federal Government of Canada may impose on such entities and the timing of any changes. The discussion paper identified tax fairness, tax leakage and the impact on economic activity as the main issues.

Viking believes the issues to be discussed should include the existing problems in Canada's income tax policies that double-tax corporate income (once at the corporate level and a second time when dividends are distributed to shareholders) as well as incent multi-national corporations to load their Canadian subsidiaries with excessive debt to reduce tax liabilities in Canada. The fairness of Canadian tax policy to all investors in the Canadian economy should be addressed to resolve the inequalities, currently enjoyed by a select few.

While participating with industry-led initiatives, Viking is hopeful that the Government of Canada will resolve the uncertainty they have created by bringing this issue to a speedy resolution. The Federal Government has invited submissions until December 31, 2005.

OUTLOOK
On September 27, 2005, Viking announced monthly distributions of $0.12 per Trust Unit for each of the months of October, November and December of 2005, reflective of current strong commodity prices as well as the quality of assets acquired by Viking during the first nine months of the year.

Viking anticipates Fourth Quarter production of approximately 26,300 boe/d with capital expenditures in the range of $25 million to $30 million and net proceeds from dispositions of about $7 million. With continued strong commodity prices in the Fourth Quarter, Viking's payout ratio for 2005 is expected to be approximately 70% of Cash Flow From Operations.

For 2006, Viking's preliminary guidance includes an average daily production of 26,500 boe/d with a capital spending forecast of $100 million and unit operating costs of less than $9.00, although high natural gas prices may result in higher power prices in Alberta. Administrative costs are planned to be within the range of $1.35 per boe. Provided commodity prices remain strong, Viking anticipates its payout ratio will remain at the low end of its revised policy of 60% to 90% of Cash Flow From Operations.

Having established a solid technical and administrative organization in 2005, Viking intends to be an active participant in the rationalization/consolidation of the Western Canadian oil and natural gas sector whether it be through corporate acquisitions or trust mergers. Viking intends to maintain a strong balance sheet with sufficient undrawn credit capacity to provide financial flexibility to enhance Viking's competitive position in 2006 as it unfolds.

Viking's objective is to be a premier oil and gas royalty trust with assets in the Western Canadian Sedimentary Basin with a performance driven team creating value for unitholders while conducting activities in a safe and socially responsible manner.

                                                 2005 Third Quarter Report    14

                                                     Viking Energy Royalty Trust


2006 CASH FLOW FROM OPERATIONS SENSITIVITIES

The following table reflects the sensitivity of Viking's anticipated annual 2006
Cash Flow From Operations to key operating assumptions:

                                                            CHANGE    IMPACT ON CASH FLOW
                                                                          FROM OPERATIONS
------------------------------------------------------------------------------------------
WTI oil price ($US/bbl)                               $       5.00     $      0.10 / UNIT
CAD/USD exchange rate                                 $       0.04     $      0.06 / UNIT
AECO daily natural gas price ($/mcf)                  $       1.00     $      0.12 / UNIT
Interest rate on outstanding bank debt                        1.0%     $      0.01 / UNIT
Liquids production volume  (bbl/d)                             600     $      0.05 / UNIT
Natural gas production volume (mcf/d)                        4,000     $      0.06 / UNIT
Operating Expenses (per BOE)                          $       0.40     $      0.03 / UNIT
------------------------------------------------------------------------------------------

TAXATION OF CASH DISTRIBUTIONS
For Canadian income tax purposes, Viking currently estimates its 2005 cash distributions will be fully taxable.


ADDITIONAL INFORMATION
Additional information relating to Viking, including its Annual Information Form and Annual Report, is available at WWW.SEDAR.COM.


                                                 2005 Third Quarter Report    15

                                                     Viking Energy Royalty Trust


CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
(UNAUDITED)
(IN THOUSANDS OF DOLLARS EXCEPT NUMBER OF TRUST UNITS AND PER UNIT AMOUNTS)

                                                              THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                 SEPTEMBER 30                     SEPTEMBER 30
                                                             2005             2004            2005             2004
---------------------------------------------------------------------------------------------------------------------
REVENUE
     Oil and natural gas                                 $129,680           $64,819       $301,993          $186,750
     Royalties                                            (22,922)           (9,943)       (53,772)          (30,393)
---------------------------------------------------------------------------------------------------------------------
                                                          106,758            54,876        248,221           156,357
---------------------------------------------------------------------------------------------------------------------

EXPENSES
     Operating                                             25,064            13,523         53,832            40,133
      Transportation                                        2,216               918          4,042             2,636
     General and administrative                             3,917             2,367         10,083             8,289
     Unit-based incentive compensation                        438               170          1,542               170
     Severance and other expenses                              --               278             --             1,466
     Interest and financing charges                         4,763             3,126         11,685             9,916
     Capital and other taxes                                   81               526            675             1,315
     Depletion, depreciation and accretion                 40,291            17,747         99,987            55,242
      Losses on commodity price contracts (Note 7)
          Cash settlements                                     --               732           (33)             3,198
          Unrealized losses                                    --               388             --             1,381
     Future income tax recovery (Note 12)                      --            (2,489)       (23,028)          (13,032)
---------------------------------------------------------------------------------------------------------------------
                                                           76,770            37,286        158,785           110,714
---------------------------------------------------------------------------------------------------------------------
                                                           29,988            17,590         89,436            45,643
NET INCOME FOR THE PERIOD
ACCUMULATED EARNINGS (DEFICIT)-- OPENING BALANCE          112,586             5,641         53,138          (22,412)
---------------------------------------------------------------------------------------------------------------------
ACCUMULATED EARNINGS-- CLOSING BALANCE                   $142,574           $23,231       $142,574           $23,231
---------------------------------------------------------------------------------------------------------------------

NET INCOME PER TRUST UNIT
       Basic and Diluted                                 $   0.17           $  0.16       $   0.55           $  0.45

WEIGHTED AVERAGE NUMBER OF TRUST UNITS
      Basic                                           172,269,089       108,366,006    163,491,989       101,070,364
      Diluted                                         172,937,462       108,560,398    164,004,142       101,219,823

See accompanying notes to Financial Statements.

                                                 2005 Third Quarter Report    16

                                                     Viking Energy Royalty Trust


CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(IN THOUSANDS OF DOLLARS)                                                     SEPTEMBER 30      December 31
                                                                                      2005             2004
------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
     Accounts receivable                                                           $54,733          $28,601
     Prepaid expenses                                                                4,358            1,969
------------------------------------------------------------------------------------------------------------
                                                                                    59,091           30,570

Property, Plant and Equipment  (Note 4)                                          1,046,432          501,364
Acquisition Costs                                                                       --              308
Reclamation Fund (Note 6)                                                               --            5,385
Goodwill (Note 3)                                                                  184,905           74,433
Deferred Financing Charges, net of amortization                                      1,552            2,058
------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                    $1,291,980        $ 614,118
------------------------------------------------------------------------------------------------------------

LIABILITIES
Current Liabilities
     Accounts payable                                                              $73,803         $ 33,262
     Unitholder distributions and debenture interest payable                        15,167           12,129
      Deferred mark-to-market deficiency on commodity price contracts                  614               --
      (Note 7)
------------------------------------------------------------------------------------------------------------
                                                                                    89,584           45,391

Bank Loan (Note 5)                                                                 267,406           29,350
10.5% Convertible Unsecured Subordinated Debentures (Note 8)                        72,178           73,763
Future Income Taxes (Note  12)                                                          --           23,028
Asset Retirement Obligation                                                         69,899           49,621
------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                  499,067          221,153
------------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
Conversion Feature of 10.5% Convertible Unsecured Subordinated Debentures              785              804
(Note 8)
Unitholders' Capital  (Note 9)                                                   1,209,952          783,026
Contributed Surplus (Note 10)                                                        1,759              460
Accumulated Earnings                                                               142,574           53,138
Accumulated Unitholder Distributions                                              (562,157)        (444,463)
------------------------------------------------------------------------------------------------------------
TOTAL UNITHOLDERS' EQUITY                                                          792,913          392,965
------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND UNITHOLDERS' EQUITY                                       $1,291,980        $ 614,118
------------------------------------------------------------------------------------------------------------

See accompanying notes to the Financial Statements.

                                                 2005 Third Quarter Report    17

                                                     Viking Energy Royalty Trust


CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS OF DOLLARS)                                             THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                         SEPTEMBER 30              SEPTEMBER 30
                                                                      2005         2004         2005         2004
------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                       $  29,988    $  17,590    $  89,436    $  45,643
Add items not involving cash:
Depletion, depreciation and accretion                               40,291       17,747       99,987       55,242
Future income tax recovery                                              --       (2,489)     (23,028)     (13,032)
Costs settled with issuance of Trust Units                              --           --           --          240
Unrealized losses on commodity price contracts                          --          388           --        1,381
Amortization of Issue Costs and Accretion of Discount on 10.5%         221          205          634          621
Convertible Debentures
Unit-based incentive compensation                                      438          170        1,542          170
Amortization of deferred commodity price contract gain                (493)         (93)        (659)        (303)
------------------------------------------------------------------------------------------------------------------
                                                                    70,445       33,518      167,912       89,962
Asset Retirement expenditures                                         (142)        (400)        (394)        (738)
Change in non-cash working capital                                  16,310       (2,192)       4,443       (2,373)
------------------------------------------------------------------------------------------------------------------
                                                                    86,613       30,926      171,961       86,851
------------------------------------------------------------------------------------------------------------------
                                                                       744       53,306        5,190       54,074

FINANCING ACTIVITIES
Issuance of Trust Units, net of issue costs
Unitholder Distributions                                           (24,564)     (17,012)     (66,488)     (60,066)
Bank Loan advances (repayments)                                    117,044      (75,686)     115,996      (75,594)
------------------------------------------------------------------------------------------------------------------
                                                                    93,224      (39,392)      54,698      (81,586)
------------------------------------------------------------------------------------------------------------------
                                                                        --           --       (7,971)          --

INVESTING ACTIVITIES
Acquisition of Calpine Natural Gas Trust, net of $686,000 of
cash acquired
Acquisition of Kensington Energy Ltd.                                 (550)          --      (36,979)          --
Acquisition of Krang Energy Inc.                                  (142,637)          --     (142,637)          --
Net Disposition (Acquisition) of oil & gas properties               (2,498)      14,581       14,698       16,039
Property, plant and equipment expenditures                         (46,070)     (11,918)     (64,227)     (25,296)
Change in non-cash working capital                                  11,918        5,803       10,457        3,992
------------------------------------------------------------------------------------------------------------------
                                                                  (179,837)       8,466     (226,659)      (5,265)
------------------------------------------------------------------------------------------------------------------
CHANGE IN CASH                                                   $      --    $      --    $      --    $      --
==================================================================================================================

Interest paid on 10.5% Convertible Debentures                    $   3,925    $   3,901    $   7,785    $   7,875
Interest and fees paid on bank loans                             $   2,514    $     985    $   5,254    $   3,383
Capital and other taxes paid                                     $      77    $     601    $     671    $   1,244

See accompanying notes to the Financial Statements.

                                                 2005 Third Quarter Report    18

                                                     Viking Energy Royalty Trust


                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2005
                                   (UNAUDITED)
                  (tabular amounts are in thousands of dollars
               except number of Trust Units and per unit amounts)

1.   ACCOUNTING POLICIES

     These interim consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles and have been prepared by management following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2004 except for the change in the method of accounting for unit-based compensation as described in Notes 2 and 11. The disclosures provided in these interim consolidated financial statements are incremental to those included in the audited consolidated financial statements for the year ended December 31, 2004 and do not include all the disclosures required to conform to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the 2004 annual report of Viking Energy Royalty Trust ("Viking").


2.   CHANGE IN METHOD OF ACCOUNTING FOR UNIT-BASED COMPENSATION

     Generally accepted accounting principles in Canada require Viking to estimate the value of its unit-based compensation programs and record this amount as additional compensation expense in the income statement over the respective vesting period with a corresponding credit to Contributed Surplus. Prior to September 30, 2005, Viking had determined that it was not possible to use traditional option pricing models to obtain a reasonable estimate of the fair value of Viking's options granted under its Unit Option Plan, nor could they be used to obtain a reasonable estimate of the Restricted and Performance Awards granted under its Unit Award Incentive Plan. Accordingly, Viking had been applying the intrinsic method to value its unit-based compensation whereby the excess of the trading price of Viking Trust Units over the exercise price of the option granted, or in the case of Restricted and Performance Awards the trading price of Viking's Trust Units at the grant date had been determined to represent their value. Subsequently, at the end of each accounting period, the value was adjusted to reflect the reduction in the exercise price of the option granted (for the Unit Option Plan) as well as changes in the trading price of the Trust Units for grants under both the Unit Option Plan and the Unit Award Incentive Plan.

     In connection with its preparation of these interim financial statements, Viking undertook a review of its accounting for unit-based compensation expense in respect of its Option Plan and Unit Award Incentive Plan. This review concluded with Viking adopting the fair value method of estimating unit-based compensation expense effective September 30, 2005, on a retroactive basis to January 1, 2003. In all periods the difference in unit-based compensation expense and unitholders' capital arising from the fair value method as compared to the intrinsic method is negligible with no adjustments or restatements to its earnings in prior periods required. For additional information on Viking's unit based compensation expense refer to
     Note 11.


3.   ACQUISITIONS

     (a) CALPINE NATURAL GAS TRUST
     Effective February 1, 2005, Viking acquired the assets of Calpine Natural Gas Trust ("CNGT") in exchange for the issuance of 54,132,320 Viking Trust Units at an ascribed value of $6.90 per Trust Unit and the assumption of bank debt and related acquisition costs. The ascribed value of the Viking Trust Units issued was based on their average closing price during five trading days prior and five trading days subsequent to the announcement of the agreement to merge. The aggregate consideration consists of the following:

       Fair value of Trust Units issued                                $373,513
       Assumption of bank debt                                           71,000
       Related acquisition costs, including severance payments            8,657
                                                                      ----------
                                                                       $453,170
                                                                      ----------


                                                 2005 Third Quarter Report    19

                                                     Viking Energy Royalty Trust


     The CNGT acquisition has been accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill and commencing on February 1, 2005, CNGT's operating results have been included in Viking's revenues, expenses and capital spending. The following summarizes the allocation of the aggregate consideration:

       Net working capital deficiency                                  $ (2,363)
       Property, Plant and Equipment                                    358,690
       Goodwill                                                         106,263
       Mark-to-market deficiency of commodity price contracts              (730)
       Asset retirement obligation                                       (8,690)
                                                                      ----------
                                                                       $453,170
                                                                      ----------

     (b) KRANG ENERGY INC.
     On June 28, 2005, Viking entered into an acquisition agreement with Krang Energy Inc. ("Krang") whereby Viking agreed to purchase all of the issued and outstanding shares of Krang for cash consideration of $136.1 million. By July 5, 2005, Krang shareholders representing 90.5% of the outstanding fully diluted shares of Krang entered into irrevocable lock-up agreements committing their Krang shareholdings to Viking's offer to purchase. On July 25, 2005, Viking acquired the Krang shares tendered to its offer, approximately 94% of the issued and outstanding shares of Krang, and acquired the remaining Krang shares under the offer pursuant to the compulsory acquisition provisions of the BUSINESS CORPORATIONS ACT (ALBERTA).

     The aggregate consideration for the Krang acquisition consists of the following:

       Cash paid for purchase of Krang shares                          $136,140
       Assumption of bank debt                                           39,000
       Related acquisition costs, including severance payments            6,497
                                                                      ----------
                                                                       $181,637
                                                                      ----------

     The Krang acquisition has been accounted for using the purchase method and with 90.5% of the outstanding fully diluted shares of Krang committed to the transaction by July 5, 2005, Viking has included Krang's revenues, expenses and capital spending in Viking's financial results commencing July 5, 2005. The following summarizes the allocation of the aggregate consideration:

       Net working capital                                               $5,440
       Property, Plant and Equipment                                    182,046
       Asset Retirement Obligation                                       (5,329)
       Long term liabilities                                                (80)
       Mark-to-market deficiency of fixed price forward sales contract     (440)
                                                                      ----------
                                                                       $181,637
                                                                      ----------

     (c) KENSINGTON ENERGY LTD.
     Pursuant to its cash offer of $0.52 for each issued and outstanding Class A Share of Kensington Energy Ltd. ("Kensington"), Viking acquired control of Kensington with its acquisition of 58,364,769 Kensington Class A shares for a cash consideration of $30.3 million on February 18, 2005. Subsequent to this acquisition of 89.8% of the issued and outstanding shares of Kensington, Viking acquired the remaining 6,593,286 Class A Shares of Kensington for an additional $3.5 million by extending its offer to purchase to March 7, 2005 and thereafter pursuant to the compulsory acquisition provisions of the Business Corporations Act (ALBERTA). The aggregate consideration for the Kensington acquisition consists of the following:

       Cash paid for purchase of Kensington shares                     $33,778
       Assumption of bank debt                                          11,980
       Related acquisition costs, including severance payments           3,201
                                                                      ---------
                                                                       $48,959
                                                                      ---------

                                                 2005 Third Quarter Report    20

                                                     Viking Energy Royalty Trust


     The Kensington acquisition has been accounted for using the purchase method and commencing on February 18, 2005, Kensington's operating results have been included in Viking's revenues, expenses and capital spending. The following summarizes the allocation of the aggregate consideration:

       Net working capital deficiency                                  $ (2,250)
       Property, Plant and Equipment                                     48,915
       Goodwill                                                           4,209
       Asset retirement obligation                                       (1,915)
                                                                      ----------
                                                                        $48,959
                                                                      ----------


4.   PROPERTY, PLANT AND EQUIPMENT

                                                                SEPTEMBER 30   December 31
                                                                    2005           2004
                                                               ---------------------------
        Capitalized Oil and Natural Gas Expenditures              $1,636,234     $995,055
        Accumulated Depletion and Depreciation                     (459,802)    (363,691)
        Impairment recognized December 31, 2003                    (130,000)    (130,000)
                                                               ---------------------------
                                                                  $1,046,432     $501,364
                                                               ---------------------------

5.   CREDIT FACILITIES

     Concurrent with closing of the Krang acquisition, Viking entered into a new credit agreement to provide a $350 million credit facility comprised of a $250 million Extendible Revolving Term Credit Facility, a $75 million Senior Bridge Credit Facility and a $25 million Extendible Revolving Operating Facility.

     The Extendible Revolving Term Credit Facility and the Extendible Revolving Operating Facility have an initial term of June 30, 2006 but can be extended for an additional 364 days on an annual basis with the agreement of the lenders. If these facilities are not extended, the credit agreement matures two years thereafter with no repayment requirements prior to its maturity. The Senior Bridge Credit Facility is due and payable at maturity on January 31, 2006. Viking has provided the lenders with a $500 million floating charge security interest in its present and future acquired oil and natural gas properties.

     Concurrent with the closing of its issuance of $175 million of 6.40% Convertible Unsecured Subordinated Debentures on October 20, 2005, Viking repaid $167.6 million of bank borrowing including the full repayment and termination of the Senior Bridge Credit Facility. For further detail on the issuance of these 6.40% Convertible Unsecured Subordinated Debentures, see
     note 13 (a), "Subsequent Events".


6.   RECLAMATION FUND

     On February 22, 2005, Viking's Board of Directors approved the amendment of certain internal royalty agreements to terminate provisions requiring the funding of future reclamation costs and effective on that date, Viking eliminated its accrual of the funding of future reclamation activities. Similarly, CNGT's reclamation fund has been included in CNGT's net working capital deficiency at the date of acquisition.


7.   COMMODITY PRICE RISK MANAGEMENT

     At the end of 2004, accounting for Viking's price risk management was limited to providing for the amortization of a residual deferred gain of $87,000 related to a $416,000 gain deferred on its initial adoption of the new accounting standards for "Hedging Relationships" on January 1, 2004. This deferred gain is amortized to revenue over the life of the respective contracts with $6,000 included in revenue during the three months ended September 30, 2005 ($18,000 during the nine months ended September 30,
     2005).

     Viking's merger with CNGT resulted in it assuming the following natural gas price risk management contracts on February 1, 2005 which at that date had a mark-to-market deficiency of $730,000 (see note 3(a)):


                                                 2005 Third Quarter Report    21

                                                     Viking Energy Royalty Trust


            TYPE OF CONTRACT              QUANTITY                           PERIOD          PRICE/RATE
     ===================================================================================================
     Natural Gas - collar(1)            7,200 GJ/d      February 1/05 - March 31/05      Floor $6.50/GJ
                                                                                       Ceiling $8.50/GJ

     Natural Gas - collar(1)            2,000 GJ/d      February 1/05 - March 31/05      Floor $5.25/GJ
                                                                                       Ceiling $8.15/GJ

     Natural Gas - collar(1)            6,100 GJ/d      February 1/05 - March 31/05      Floor $5.00/GJ
                                                                                       Ceiling $6.80/GJ

     Natural Gas - fixed price          5,000 GJ/d       April 1/05 - October 31/05            $6.17/GJ

     Natural Gas - fixed price          5,000 GJ/d       April 1/05 - October 31/05            $6.67/GJ

     Natural Gas - fixed price          5,000 GJ/d      November 1/05 - March 31/06            $6.83/GJ

     Natural Gas - fixed price          5,000 GJ/d      November 1/05 - March 31/06            $7.33/GJ

     ===================================================================================================

     (1) During the two month period ending March 31, 2005, Viking received $119,000 in settlement of these contracts which had a mark-to-market value of $86,000 on February 1, 2005. Accordingly, Viking has reported a net gain on commodity price risk management contracts of $33,000 being the excess of the cash settlement over the mark-to-market value on February 1, 2005.

     Viking's acquisition of Krang resulted in it assuming the following natural gas price risk management contracts on July 5, 2005 which at that date had a mark-to-market deficiency of $440,000 (see note 3(b)):

            TYPE OF CONTRACT               QUANTITY                         PERIOD          PRICE/RATE
     ==================================================================================================
     Natural Gas - fixed price           2,000 GJ/d      July 1/05 - October 31/05            $6.40/GJ

     Natural Gas - fixed price           3,000 GJ/d      July 1/05 - October 31/05            $6.45/GJ

     Natural Gas - fixed price           3,000 GJ/d      July 1/05 - October 31/05            $6.75/GJ

     ==================================================================================================

     All natural gas fixed price contracts are forward sales contracts requiring the physical delivery of natural gas to Alberta's AECO trading hub and the Canadian Institute of Chartered Accountants' standards exclude such contracts from its definition of Financial Instruments. As such the difference between the market value at the time the natural gas is delivered and contracted price is included in natural gas sales revenues.

     The mark-to-market deficiencies of the fixed price forward sales contracts assumed by Viking through its acquisitions of CNGT and Krang are being amortized to natural gas sales revenue in the period to which the contracts relate. During the three and nine months ended September 30, 2005, the fixed price forward sales contracts resulted in a $2,079,000 and $2,603,000 reduction to Viking's proceeds from the sale of natural gas and a $1,592,000 and $1,963,000 reduction after reflecting the amortization of the mark-to-market deficiency assumed on the acquisition date of $487,000 and $640,000, respectively. At September 30, 2005, the mark-to-market deficiency of these fixed price forward sales contracts was $12,243,000.

     During the three months ended September 30, 2004, Viking realized a loss of $732,000 on the settlement of its commodity price risk management contracts with year-to-date losses of $3,198,000. During the three months ended September 30, 2004, Viking's recognized unrealized losses in respect of the changes in the mark-to-market deficiency of its commodity price risk management contracts relating to future periods totalled $388,000 ($1,381,000 during the nine months ended September 30, 2004).


                                                 2005 Third Quarter Report    22

                                                     Viking Energy Royalty Trust


8.   10.5% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

     The following summarizes the accounting for the principal amount of the Convertible Debentures since their issuance to September 30, 2005:

                                                                DISCOUNTED              EQUITY
                                                                OBLIGATION           COMPONENT             TOTAL
     ------------------------------------------------------------------------------------------------------------
     Issued on January 15, 2003                                   $ 74,188               $ 812          $ 75,000
     Conversion into Trust Units during 2003                          (694)                 (8)             (702)
     Accretion of Discount recognized in 2003                          131                  --               131
     ------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2003                                   73,625                 804            74,429
     Accretion of Discount recognized in 2004                          138                  --               138
     ------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                                   73,763                 804            74,567
     Conversion into Trust Units during 2005                        (1,713)                (19)           (1,732)
     Accretion of Discount recognized in 2005                          128                  --               128
     ------------------------------------------------------------------------------------------------------------
     Balance at September 30, 2005                                $ 72,178               $ 785          $ 72,963
     ============================================================================================================

9.       UNITHOLDERS' CAPITAL

     TRUST UNITS ISSUED                                                       NO. OF  UNITS            BOOK VALUE
     -------------------------------------------------------------------------------------------------------------
     Balance, December 31, 2004                                                 111,118,079             $783,026
     Units issued in exchange for CNGT assets                                    54,132,320              373,513
     Distribution reinvestment plan                                               1,993,770               13,243
     Employee options, includes $250,000 in excess of cash received                 309,900                2,052
     Less:  issue costs                                                                  --                   (3)
     -------------------------------------------------------------------------------------------------------------
     Balance, March 31, 2005                                                    167,554,069            1,171,831
     Distribution reinvestment plan                                               2,508,692               16,440
     Employee options, includes $25,000 in excess of cash received                  431,100                2,677
     Settlement upon vesting of Unit Award Incentive Program grants                  27,932                  195
     Less:  issue costs                                                                  --                   (5)
     -------------------------------------------------------------------------------------------------------------
     Balance, June 30, 2005                                                     170,521,793            1,191,138
     Distribution reinvestment plan                                               2,242,070               16,565
     Trust Units issued upon conversion of 10.5% Convertible Unsecured              237,511                1,732
     Subordinated Debentures
     Employee options, net of $255,000 in respect of the fair value of              141,850                  588
     options exercised
     Settlement upon vesting of Unit Award Incentive Program grants                   4,740                   28
     Less:  issue costs                                                                  --                  (99)
     -------------------------------------------------------------------------------------------------------------
     Balance, September 30, 2005                                                173,147,964          $ 1,209,952
     =============================================================================================================

10.  CONTRIBUTED SURPLUS

     Contributed surplus reflects the accumulated unit-based compensation charge in respect of Viking's unexercised Trust Unit Options granted after December 31, 2002 and its awards of Performance Units and Restricted Units under its Unit Award Incentive Plan. Upon exercise of options and the delivery of Trust Units under the Trust Unit Option Plan and the Unit Award Incentive Plan, respectively, the contributed surplus account is relieved of the excess of Trust Unit value over cash received with the amount transferred to Unitholders' Capital.


                                                 2005 Third Quarter Report    23

                                                     Viking Energy Royalty Trust


                                                                                               BOOK VALUE
     -----------------------------------------------------------------------------------------------------
     Balance, December 31, 2004                                                                     $460
       Non-cash compensation
               - Trust Unit Options                                                                  220
               - Performance and Restricted Unit Awards                                              230
       Transfer to Unitholders' Capital on exercise of options                                      (250)
     -----------------------------------------------------------------------------------------------------
     Balance, March 31, 2005                                                                         660
       Non-cash compensation
               - Trust Unit Options                                                                   55
               - Performance and Restricted Unit Awards                                              599
       Transfer to Unitholders' Capital on vesting of Unit Award Incentive Program grants           (195)
       Transfer to Unitholders' Capital on exercise of options                                       (25)
     -----------------------------------------------------------------------------------------------------
     Balance, June 30, 2005                                                                        1,094
       Non-cash compensation
               - Trust Unit Options                                                                 (257)
               - Performance and Restricted Unit Awards                                              695
       Transfer to Unitholders' Capital on vesting of Unit Award Incentive Program grants            (28)
       Transfer to Unitholders' Capital on exercise of options                                       255
     -----------------------------------------------------------------------------------------------------
     Balance, September 30, 2005                                                                 $ 1,759
     =====================================================================================================


11.  NON-CASH UNIT BASED INCENTIVE COMPENSATION

     (a) TRUST UNIT OPTION PLAN
     Viking has established a Unit Option Plan for directors, officers, employees and certain long-term service providers pursuant to which the options vest 20% immediately upon granting and a further 20% on the anniversary date in each of the next four years. The options have a ten year term and a feature that allows the optionee to elect to reduce the exercise price by an amount equal to distributions paid in excess of 8% of the average closing price of Viking's Trust Units for the first 11 trading days in January for each year.

     Effective September 30, 2005, Viking retroactively adopted the fair value method of accounting for its Unit Option Plan with respect to all options granted after December 31, 2002 (see note 2). Under this method of accounting, the fair value of the options granted is estimated using a recognized option pricing model on the grant date and amortized over the vesting period with the amortized amount recorded and unit-based compensation expense offset by a corresponding increase to contributed surplus. When the options are exercised, the proceeds received and related contributed surplus is recorded to the Unitholders' Capital account.

     Viking used the Black-Scholes Option Pricing Model to calculate the estimated fair value of the outstanding options issued on or after January 1, 2003. The following assumptions were used to arrive at the estimate of fair value at January 1, 2003:

     ----------------------------------------------------------------------
     Weighted Average Assumptions
     ----------------------------------------------------------------------
     Adjusted expected annual distribution per Trust Unit (1)      $0.54
     Expected volatility                                           19%
     Risk-free interest rate                                       2.9%
     Expected option life                                          4 years
     Expected forfeiture rate (2)                                  10%
     ----------------------------------------------------------------------

     (1) The adjusted expected annual distribution per Trust Unit is equal to the distributions paid in the preceding 12 months from the date the option is granted less an amount equal to distributions paid in excess of 8% of the average closing price of Viking's Trust Units for the first 11 trading days in January of each calendar year. It is assumed that all optionees will elect to reduce their exercise price.
     (2) The forfeiture rate is initially estimated to be 10%, and subsequently adjusted in future periods to reflect actual forfeitures as they occur.

     The estimated total fair value of options granted, net of forfeiture adjustments, is $189,000. Of this amount, $147,000 of unit based compensation expense relates to 2003 and 2004. For the three and nine months ended September 30, 2005, the related compensation expense for unit options is $6,000 and $18,000, respectively. The remaining future fair value of the outstanding options of $24,000 will be amortized into earnings over the remaining vesting period of the options outstanding.


                                                 2005 Third Quarter Report    24

                                                     Viking Energy Royalty Trust


     The proforma estimated total fair value of options granted prior to January 1, 2003, net of forfeiture adjustments is $338,000. Of this amount, $315,000 relates to periods prior to January 1, 2005. The proforma unit-based compensation expense associated with options granted prior to January 1, 2003 for the three and nine months ended September 30, 2005, was $4,700 and $14,300 respectively using the fair value method and the assumptions presented above. The remaining pro-forma future fair value of the outstanding options granted prior to January 1, 2003 of $8,700 will be amortized into the future proforma earnings over the remaining vesting period of the options outstanding.

     The exercise price of the Trust Unit Options outstanding at September 30, 2005 ranges from $5.23 to $8.55 (before reductions related to Viking's distributions). At September 30, 2005, Viking had the following Trust Unit Options outstanding:

                                                   THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                   SEPTEMBER 30, 2005                   SEPTEMBER 30, 2005
                                                                 WEIGHTED AVG                         WEIGHTED AVG
                                           UNIT OPTIONS        EXERCISE PRICE     UNIT OPTIONS      EXERCISE PRICE
                                          --------------------------------------------------------------------------
     TOTAL OPTIONS OUTSTANDING                  1,172,350             $  7.09        2,106,750              $  7.23
        Balance at beginning of period
        Exercised                                (141,850)            $  7.94         (882,850)             $  7.66
        Cancelled                                 (43,200)            $  6.26         (236,600)             $  6.55
                                          ----------------                        -------------
        Balance at end of period                  987,300             $  7.00          987,300              $  7.00
                                          ----------------                        -------------
     Exercise Price "Ratchet Down"                                    $ (1.70)                              $ (1.70)
                                                              ----------------                       ---------------
     Adjusted Exercise Price                                          $  5.30                               $  5.30
                                                              ----------------                       ---------------

                                          --------------------------------------------------------------------------
     TOTAL OPTIONS EXERCISABLE
        Balance at beginning of period            807,150               $5.79        1,216,150               $6.02
        Balance at end of period                  683,900               $5.64          683,900               $5.64


     (b) UNIT AWARD INCENTIVE PLAN

     On June 9, 2004, Viking established a Unit Award Incentive Plan comprised of Restricted Awards and Performance Awards. The Restricted Awards vest 50% on each of the two anniversary dates following the grant date. The Performance Awards vest 100% on the second anniversary of the grant date. For both the Restricted Awards and Performance Awards, Trust Units of Viking are awarded upon vesting with the number of Trust Units adjusted for the distributions paid for the date the award was granted. The Performance Units are further adjusted for Viking's "Total Unitholder Return" performance relative to a comparable peer group of oil and gas royalty trusts over the two year vesting period.

     Effective September 30, 2005, Viking retroactively applied the fair value method of accounting for its Unit Award Incentive Plan (see note 2). The fair value of the Restricted and Performance Awards is estimated on the date of the grant based on the closing trading price of the Trust Units on the grant date and amortized over the vesting period. The amortized amount is recorded as unit based compensation expense offset by a corresponding increase to contributed surplus. For distributions paid subsequent to the grant date, an equivalent amount of unit based compensation expense is recorded reflecting the fair value of the additional Trust Units granted in respect of the distributions paid with a corresponding increase to contributed surplus based on the closing trading price of the Trust Units on the date distributions are paid. In the case of Performance Awards, an additional estimate is made based on Viking's Total Unitholder Return to determine the estimated number of Performance Awards that eventually vest. When Trust Units are issued upon the vesting of either Restricted or Performance Units, the respective amount of contributed surplus is recorded as Unitholders' Capital.

     The fair value method resulted in a total estimated fair value of $5,392,000, including $318,000 in respect of distributions paid. In 2004, $300,000 of unit based compensation expense has been recorded in respect of these unit awards, and in 2005, unit based compensation expense of $695,000 and $1,524,000 has been recorded for the three and nine months ended September 30, respectively. The remaining future fair value of the outstanding Restricted and Performance Awards of $3,568,000 will be amortized into earnings over the remaining vesting period of the Restricted and Performance Awards outstanding.

                                                 2005 Third Quarter Report    25

                                                     Viking Energy Royalty Trust


     At September 30, 2005, Viking had the following Restricted Awards and Performance Awards outstanding:

                                                      RESTRICTED AWARDS   PERFORMANCE AWARDS
                                                     ----------------------------------------
           Balance, January 1, 2005                              68,000               68,000
           Awards granted                                        35,500                5,500
                                                     ----------------------------------------
           Balance, March 31, 2005                              103,500               73,500
           Awards granted                                       146,400              146,400
           Awards forfeited                                     (16,250)             (16,250)
           Awards vested and settled (1)                        (24,375)                  --
                                                     ----------------------------------------
           Balance, June 30, 2005                               209,275              203,650
           Awards granted                                       147,500              147,500
           Awards forfeited                                     (18,000)             (18,000)
           Awards vested and settled (1)                         (4,125)                  --
                                                     ----------------------------------------
           Balance, September 30, 2005                          334,650              333,150
                                                     ----------------------------------------

           (1) The vesting of 28,500 Restricted Awards was settled with the issuance of 32,672 Trust Units including an adjustment of 4,172 Trust Units for distributions declared between the date of the granting of the award and the date of vesting.


12.  FUTURE INCOME TAXES

     During 2005, Viking completed an internal corporate restructuring resulting in all of its oil and gas activities being consolidated into one wholly-owned limited partnership with substantially all of its other activities conducted through a wholly-owned corporate subsidiary. As a result, the differences between the book value and tax basis of its oil and gas assets is no longer within a corporate entity which is subject to corporate income tax. Accordingly, Viking's future income tax provision has been eliminated.


13.  SUBSEQUENT EVENTS

     (a) ISSUANCE OF $175 MILLION 6.40% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES On October 20, 2005, Viking issued $175 million of 6.40% Convertible Unsecured Subordinated Debentures (the "6.40% Convertible Debentures") for net proceeds of $167.6 million. The 6.40% Convertible Debentures bear interest at 6.40% per annum which is payable semi-annually on April 30 and October 31 in each year commencing April 30, 2006, and are subordinated to substantially all other liabilities of Viking, including its credit facilities. The 6.40% Convertible Debentures rank equally in subordination to Viking's existing 10.5% Convertible Unsecured Subordinated Debentures.

         The 6.40% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to October 31, 2012 at a conversion price of $11.50 per Trust Unit. The 6.40% Convertible Debentures are not redeemable on or before October 31, 2008, but may be redeemed in whole or in part at the option of Viking at a price of $1,050 per 6.40% Convertible Debenture on or after November 1, 2008 and prior to October 31, 2009, and at a price of $1,025 per 6.40% Convertible Debenture on or after November 1, 2009 and prior to October 31, 2010 and a price of $1,000 per 6.40% Convertible Debenture thereafter until their maturity. Redemptions and conversions entitle the holder to accrued and unpaid interest to and including the effective date of redemption or conversion.

         At the option of Viking, the repayment of the principal amount of the 6.40% Convertible Debentures may be settled in Trust Units. The number of Trust Units will be calculated by dividing the principal by 95% of the weighted average trading price. The interest payable may also be settled with the issuance and sale of sufficient Trust Units to satisfy the interest obligation.


                                                 2005 Third Quarter Report    26

                                                     Viking Energy Royalty Trust


     (b) DECLARATION OF DISTRIBUTION
         On September 27, 2005, Viking announced that is has declared cash distributions of $0.12 per Trust Unit for each of the months of October, November and December 2005 payable to Unitholders on November 15, 2005, December 15, 2005 and January 16, 2006, respectively.

     (c) UNIT OPTION PLAN
         Subsequent to September 30, 2005, Viking has issued 6,600 Trust Units with net proceeds of $36,000 as a result of the exercise of options granted under Viking's Trust Unit Option plan.

     (d) PREMIUM DISTRIBUTION, DISTRIBUTION REINVESTMENT AND OPTIONAL TRUST UNIT PURCHASE PLAN On October 17, 2005, Viking issued 648,669 Trust Units with net proceeds of $5.9 million as a result of unitholder participation in its Premium Distribution, Distribution Reinvestment and Optional Trust Unit Purchase Plan.

     (e) 10.5% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
         Subsequent to September 30, 2005, holders of $32.0 million of 10.5% Convertible Debentures elected to convert their holdings to 4,419,993 Trust Units.


14.  RELATED PARTY TRANSACTIONS

     Pursuant to a joint purchase of oil and natural gas assets by Viking and a related party, whose president and chief executive officer is a director of Viking, Viking has operated certain oil and natural gas properties with the related party taking their share of production "in-kind" while the related party has operated certain other oil and natural gas properties with Viking taking its share of production "in-kind." At September 30, 2005, the related party owed Viking $805,200 ($558,000 at December 31, 2004) while Viking owed the related party $195,900 ($285,000 at December 31, 2004). During the three month and nine month periods ended September 30, 2005, Viking's share of capital expenditures on properties operated by the related party totaled $582,100 and $1,459,000, respectively ($1,956,000 for the year ended December 31, 2004) while its share of operating expenses totaled $115,300 and $321,200, respectively, ($366,000 for the year ended December 31, 2004).


15.  COMMITMENTS AND CONTINGENCIES

     Subsequent to its purchase of the issued and outstanding shares of Kensington, Viking has become committed to incur approximately $5.7 million of qualifying expenditures prior to December 31, 2005 pursuant to an issuance of flow through shares by Kensington in 2004. Since its acquisition of Kensington, Viking has incurred $3.4 million in respect of this qualifying expenditure commitment.

     In the normal course of its operations, Viking may become involved in litigation or have claims brought against it. The management of Viking is not currently aware of any claims or actions that would materially affect Viking's financial position or operating results.

                                                 2005 Third Quarter Report    27

                                                     Viking Energy Royalty Trust

CORPORATE INFORMATION

DIRECTORS AND OFFICERS                            CORPORATE OFFICE

H. DOUGLAS HUNTER
CHAIRMAN AND DIRECTOR                             Suite 400 Calgary Place
                                                  330 - 5 Ave. SW
JAMES S. BLAIR                                    CALGARY, ALBERTA T2P 0L4
DIRECTOR                                          Tel:  (403) 268-3175
                                                  Fax:  (403) 266-0058
DALE BLUE                                         Email:  VIKINGIN@VIKING-ROY.COM
DIRECTOR                                          Internet:  WWW.VIKINGENERGY.COM

DAVID J. BOONE                                    TRUSTEE AND TRANSFER AGENT
DIRECTOR                                          Computershare Trust Company of Canada
                                                  CALGARY, ALBERTA
THOMAS L. BRINKERHOFF
DIRECTOR                                          BANKERS
                                                  Canadian Imperial Bank of Commerce
WILLIAM FRILEY                                     CALGARY, ALBERTA
DIRECTOR
                                                  ENGINEERING CONSULTANTS
JOHN E. ZAHARY                                    Gilbert Laustsen Jung Associates Ltd.
PRESIDENT AND CEO, DIRECTOR                       CALGARY, ALBERTA

BOB FOTHERINGHAM                                  LEGAL COUNSEL
VP, FINANCE AND CFO                               Macleod Dixon LLP
                                                  CALGARY, ALBERTA
ROB MORGAN
VP, OPERATIONS AND CORPORATE DEVELOPMENT          STOCK EXCHANGE LISTING
                                                  The Toronto Stock Exchange:
ROBERT ENGBLOOM, Q.C.                             VKR.UN; VKR.DB; VKR.DB.A
CORPORATE SECRETARY

DIANE PHILLIPS
INVESTOR RELATIONS ANALYST AND
ASSISTANT CORPORATE SECRETARY

LONN BATE
DIRECTOR, RISK MANAGEMENT AND TREASURER


                For further information, please visit our website
                            at www.vikingenergy.com




                                [GRAPHIC OMITTED]
                                [LOGO -- VIKING]
                             ------------------------



                                                 2005 Third Quarter Report    28